

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2011

Mr. Thurman K Case
Chief Financial Officer
Cirrus Logic, Inc.
2901 Via Fortuna
Austin, Texas 78746

      Re: **Cirrus Logic, Inc.**
             Form 10-K for the fiscal year ended March 27, 2010
             Filed on June 1, 2010
             File No. 000-17795

Dear Mr. Case:

      We have completed our review of your filings and do not have any further comments at this time.

                   Sincerely,

                   Martin James
                   Senior Assistant Chief Accountant